

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 6, 2018

Michael Barron
Chief Executive Officer
X Rail Entertainment, Inc.
9480 S. Eastern Avenue, Suite 205
Las Vegas, NV 89123

>   **Re: X Rail Entertainment, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 12, 2018**
>   **File No. 333-222530**

Dear Mr. Barron:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your common stock is quoted on the OTC Pink marketplace. Our accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing public market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB tiers of OTC Link ATS. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.13. Please remove the resale offering by GPL Ventures, LLC of up to 80,000,000 share of common stock issuable under the securities purchase agreement. You may register this resale offering when there is an existing public market for your common stock. Alternatively, you may register the resale of the equity line securities after each put.

2. With respect to the shares underlying the notes, it appears you are attempting to register an at-the-market offering by selling stockholders in the absence of an existing trading market for your common stock. Please disclose the fixed price or range that the selling stockholders will sell for the duration of the offering or until the time your common stock is quoted on the OTCBB or the OTCQX or OTCQB tiers.

3. We note you are registering the offering of 416,538,466 shares of common stock. Given the size of the offering relative to the number of outstanding shares held by persons other than affiliates, the nature of the offering and the selling stockholders, this transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

   Please provide your analysis why this transaction is appropriately characterized as an offering by or on behalf of persons other than the registrant under Rule 415(a)(1)(i). In your analysis, please address the following and any other factors you believe relevant:

   - The number of selling stockholders and the size of the offering relative to the number of outstanding shares held by persons other than affiliates;

   - The relationship of each selling stockholder with you, including an analysis whether the selling stockholder is an affiliate of the company;

   - Any relationships among the selling stockholders;

   - The dollar value of the shares included in this registration in relation to the proceeds that you received from the selling stockholders in the respective convertible note transactions, excluding any amount of proceeds that were or will be returned to the selling stockholders or their affiliates in the form of fees or other payments;

   - The discount at which the selling stockholders will purchase common stock underlying the respective convertible notes on conversion; and

   - Whether or not either of the selling stockholders is in the business of buying and selling securities.

   For additional guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

4. Please file as exhibits to the registration statement the November 2017 Purchase Agreement with EMA Financial, LLC and the Securities Purchase Agreement with GPL Ventures.

5. Please consider the age of financial statement requirements in Article 8-08 of Regulation S-X prior to filing an amended registration statement.

Selling Stockholders, page 12

6. Please disclose in a footnote the natural person(s) exercising voting and dispositive powers with respect to the shares offered by each of EMA and GPL Ventures, LLC.

Liquidity and Capital Resources, page 20

7. Please discuss your ability to repay the EMA note and GPL note, respectively, based on the maturity and repayment terms of the notes, additional recent convertible note issuances, and your disclosure regarding your current sources of liquidity.

Convertible Notes and Warrants, page 26

8. Please disclose the net proceeds received from the issuance of convertible notes to each of Power Up Lending Group LTD, Adar Bays, LLC, Auctus Fund, LLC, and GPL Ventures.

Plan of Distribution, page 28

9. You state here that selling stockholders may also sell shares in reliance on Rule 144. You also state on the prospectus cover that GPL Ventures, LLC "is an 'underwriter.'" Please clarify that to the extent a selling stockholder is an underwriter within the meaning of Section 2(a)(11), it may not rely on the Rule 144 safe harbor.

10. We note your disclosure regarding short sales by the selling stockholders. Please clarify whether any of the note agreements or securities purchase agreements with either selling stockholder include provisions prohibiting or conditioning short selling. If so, please describe those provisions here.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3584 with any questions you may have.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm